                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*

                             COMPUTER MOTION, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   205253107
             -------------------------------------------------------
                                 (CUSIP Number)


             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)



------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  205253107                      13G                  Page 2 of 4 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert W. Duggan
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     426,964(1)
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   666,350(2)
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     426,964(1)
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     666,350(2)
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,231,530(1)(2)(3)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      13.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)


IN
--------------------------------------------------------------------------------
(1) Includes 137,446 warrants to acquire 137,446 shares of common stock and 21,856 stock options to acquire 21,856 shares of common stock that are exercisable within 60 days of December 31, 1999.

(2) Includes 127,688 warrants to acquire 127,688 shares of common stock that are exercisable within 60 days of December 31, 1999.

(3) Includes 138,216 shares owned by Merrill Lynch, Pierce, Fenner and Smith FBO Patricia J. Duggan, IRA. to which Mr. Duggan disclaims beneficial ownership.

ITEM 1.

            (a)   Name of Issuer:  Computer Motion, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                           130-B Cremona Drive
                           Goleta, CA 93117

ITEM 2.

            (a)   Name of Person Filing:  Robert W. Duggan

            (b)   Address of Principal Business Office:
                           1933 Cliff Drive #30
                           Santa Barbara, CA 93109

            (c)   Citizenship:  United States of America

            (d)   Title of Class of Securities:  Common Stock

            (e)   CUSIP Number: 205253107

ITEM 3.

            If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Act;

            (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act;

            (e) [ ] Investment advisor registered under Section 203 of the
                    Investment Advisors Act of 1940;

            (f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund;

            (g) [ ] Parent holding company, in accordance with
                    Section 240.13d-1(b)(ii)(G);

            (h) [ ] A group, in accordance with Section 240.13d-1(b)(1)(2)(H).

ITEM 4.     OWNERSHIP.

            As of December 31, 1999:

            (a) Amount beneficially owned: 1,231,530 (1)(2) shares of Common Stock

            (b)   Percent of Class: 13.6%

            (c) The reporting person has sole power to vote or to direct the vote of 426,964(1) shares of Common Stock, and sole power to dispose or to direct the disposition of 426,964(1) shares of Common Stock

(1) Includes 265,134 warrants to acquire 265,134 shares of common stock and 21,856 stock options to acquire 21,856 shares of common stock that are exercisable within 60 days of December 31, 1999.

(2) Includes 138,216 shares owned by Merrill Lynch, Pierce, Fenner and Smith FBO Patricia J. Duggan, IRA. to which Mr. Duggan disclaims beneficial ownership.

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ITEM 5.     OWNERSHIP OF 5% OR LESS OF CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.


                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 10, 2000           By:       /s/ Robert W. Duggan
                                        ----------------------------------------
                                                   Robert W. Duggan